EX-99.1

-FOR IMMEDIATE RELEASE-

ELRON TO HOST FOURTH QUARTER AND YEAR END 2006 EARNINGS
CONFERENCE CALL ON WEDNESDAY, MARCH 14, 2007

Tel Aviv, March 11, 2007 - Elron Electronic Industries Ltd. (NASDAQ: ELRN, TASE: ELRN) today announced that it will be hosting a conference call on Wednesday, March 14, 2007 at 10:00am ET and 4.00pm Israel time to discuss its fourth quarter and full year 2006 results. The company plans to release its results on Wednesday, March 14th, 2007.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US:	1 888 668 9141
In the UK:	0 800 051 8913
In Israel:	03 918 0650
International Participants:	+972 3 918 0650

at:
10:00am Eastern Time, 7:00am Pacific Time, 2:00pm GMT and 4:00pm Israel Time

For your convenience, a replay of the call will be available starting three hours after the call ends until Friday, March 16th, 2007. The replay numbers are:
1 888 782 4291 (US); 0 800 028 6837 (UK) and +972 3 925 5927 (International).

A replay of the call will also be available for ninety days on the company website.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and clean technology. For further information, please visit www.elron.com

Company Contact: Rinat Remler Elron Electronic Industries Ltd. Tel. 972-3-6075555 rinat@elron.net	Investor Relations Contact: GK Investor Relations Ehud Helft (Ehud@gkir.com) Kenny Green (Kenny@gkir.com) +1 866 704 6710

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)